Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ  08618

May 31, 2012

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:              Amanda Ravitz
Assistant Director
Division of Corporation Finance

Re:           Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 28, 2012
File No. 001-12031

Dear Ms. Ravitz:

Universal Display Corporation (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Steven V. Abramson, the Company’s Chief Executive Officer and President, dated May 2, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Item 1.  Business, page 2

1.
It appears that your business relies primarily on commercialization of your “proprietary emitter materials” and, to a lesser extent, your “proprietary phosphorescent host materials,” either through direct sales of the materials or licensing of the underlying intellectual property. Please clearly address your position within the OLED industry. It might be helpful, in this regard, to discuss briefly the OLED stack, different emitter material colors and how your OLED materials and technologies operate within this architecture.

The Company respectfully submits that the Company’s position in the OLED industry is already addressed to a significant degree through the Part I, Item 1 “Business” of the Form 10-K.  However, the Company intends, to the extent still applicable in future filings, to provide additional disclosure to address the specific matters addressed in the second and third sentences of the Staff’s comment, substantially in the form set forth below:

Our Technology and its Relation to OLED Technology and Structure

OLED devices are solid-state semiconductor devices made from  thin films of organic material that emits light of various wavelengths when electricity is selectively applied to the emissive layer of the device.  OLED devices are typically referred to as incorporating an “OLED stack.” OLED stacks vary in specific structure but those commonly used today may include a cathode, an electron injection layer, an electron transport layer, an emissive layer, a hole transport layer, a hole injection layer and an anode, all of which are placed on a substrate which may be made of a number of different materials, including glass, plastic, metal and others.

Our technology and materials are most commonly utilized in the emissive layer; the materials in the emissive layer are the light-generating component of the OLED stack.  Many of our key technologies relate primarily to phosphorescent emitter materials, which we believe are more energy efficient than fluorescent emitter materials that can also be used to generate light within the emissive layer of the OLED device. We began selling emitter materials commercially in 2003. A manufacturer will use a small amount of emitter material for each device through a process called “doping” into a host material. The emitter material(s) and the host material(s) together form the emissive layer.  Depending on the nature of the OLED device, the emissive materials may be designed to emit different colors.  We have commercially produced and sold phosphorescent emitter materials that produce red, yellow, green and light blue light, which are combined in various ways for the flat panel display and the lighting market.

Our current materials business is focused primarily on the delivery of such emissive materials. We have also developed host materials for the emissive layer and began selling them commercially in 2011.  In addition to our materials, which are protected by patents covering various molecular structures, we also have fundamental and important patents that cover various aspects of the OLED device, including the use of phosphorescent emission in an OLED device, flexible OLEDs, lighting, encapsulation, and methods of manufacturing OLEDs. These patents are important to our licensing business because they enable us to provide our business partners important OLED related technology.

2.
Please address more clearly the competitive landscape within the OLED industry, including the bases upon which you compete with other suppliers of OLED materials and technologies. Please refer to Regulation S-K, Item 101(c)(1)(x).

The Company respectfully submits that the disclosure under the subheading “Competition” in Part I, Item 1 “Business” of the Form 10-K already contains much of the information required by Regulation S-K, Item 101(c)(1)(x).  However, the Company

             intends, to the extent still applicable in future filings, expand the disclosure under the subheading “Competition – OLED Technology and Materials
      Competitors” to address the specific matter addressed in the Staff’s comment, substantially in the form set forth below:

Our licensing business is based on our control of a broad portfolio of OLED-related device patents and technology.  We believe this portfolio includes fundamental patents in the field of phosphorescent OLED materials and devices, as well as certain additional complementary OLED technologies. As discussed above, alternative technologies, such as fluorescent OLED emitter materials, exist and could be competitive to UDC’s phosphorescent material solutions.  However, fluorescent materials have characteristics that we believe many market participants consider less desirable than those of phosphorescent materials. Suppliers of fluorescent emitter materials include Dow Chemical (previously Gracel Display), Doosan Electronics, SFC Co. Ltd. and Idemitsu Kosan Co. Ltd.  Fluorescent materials may also be viewed as complementary in that they can be used in the same OLED stack as phosphorescent materials, especially for use as emitters for generating deep blue pixels in display modules until such time as the OLED industry improves the properties of commercially available deep blue phosphorescent materials, which are not currently manufactured for commercial applications.

The competitive landscape with respect to our host materials business is characterized by a larger number of established chemical material suppliers who have long-term relationships with many of our existing customers and licensees.  We have elected to partner with certain of these companies to manufacture and deliver our host solutions to our customers, as well as selling our host materials directly to device manufacturers.  We believe our competitive advantage stems, in part,  from our deep knowledge of our phosphorescent emitter materials, which are complementary with the host materials.  We believe that our understanding of the phosphorescent emitter materials enables us to create host material solutions that are especially well suited for use with a certain class of emitter materials that are implemented commercially today.  However, we note that many of our technology partners have their own host solutions and the competitive landscape includes many well-established companies such as Dow Chemical, Idemitsu Kosan Co. Ltd., Nippon Steel Chemical Company, Ltd., Doosan Electronics, Merck KGaA and Duksan Hi-Metal Co. Ltd., which have significant resources and may aggressively pursue such business in the future.

3.
Please explain in more detail the general availability of raw materials necessary to produce your OLED materials. We note that “key raw materials are sourced from multiple suppliers;” however, your disclosure should address also the general availability of essential raw materials.

The Company intends, to the extent still applicable in future filings, to expand the disclosure under the subheading “Our OLED Materials Supply Business – PPG Industries” to address the specific matter addressed in the Staff’s comment so that the final sentence of that paragraph, as it appears in the Form 10-K, will be replaced by disclosure appearing substantially as follows:

Through our collaboration with PPG Industries, key raw materials are sourced from multiple suppliers to ensure that we are able to meet the needs of our customers on a timely basis.  The raw materials we require for our emitter and host materials are available from multiple sources and historically, we have not had any issues with obtaining access to adequate amounts of any key raw materials.

Item 3. Legal Proceedings, page 22

4.
Please revise to address whether any of the actions listed concern intellectual property related to your key PHOLED technology or any other intellectual property that is essential to commercializing your OLED materials or technologies.

As noted in the description for each individual opposition matter, certain of the patents that are subject to oppositions in Europe, Korea and Japan relate to our PHOLED technology.  They are referenced as relating to our UniversalPHOLED phosphorescent OLED technology and the patents include certain claims that cover or otherwise correspond to our phosphorescent emitter materials and are subject to our existing licensing arrangements with certain of our key partners.  The Company will, to the extent still applicable in future filings, indicate by asterisk or other clear indication those actions that fall into this category.

Furthermore, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely yours,

Universal Display Corporation

By:	/s/ Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President, Chief
Financial Officer, Treasurer and Secretary

cc:          Mr. Joseph McCann, Division of Corporation Finance
Mauro Premutico, Esquire
Justin W. Chairman, Esquire